UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

H&R BLOCK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

093671105

(CUSIP Number of Class of Securities)

Thomas A. Gerke, Esq.

Chief Legal Officer

One H&R Block Way

Kansas City, Missouri 64105

(816) 854-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a copy to:

Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	John A. Granda, Esq. Jack Bowling, Esq. B. Scott Gootee, Esq. Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,500,000,000	$174,300

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase shares of common stock, no par value, for an aggregate purchase price of up to $1,500,000,000 at the minimum tender offer price of $32.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174,300	Filing Party: H&R Block, Inc.
Form or Registration No.: 005-11636	Date Filed: September 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further amended or supplemented from time to time, the “Schedule TO”) initially filed by H&R Block, Inc., a Missouri corporation (“H&R Block” or the “Company”), on September 2, 2015, pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, no par value per share (the “Shares”), having an aggregate purchase price of up to $1,500,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $32.25 and not greater than $37.00 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 12.

Items 1 through 12 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

(1) The section of the Offer to Purchase captioned “Section 10 – Certain Information Concerning the Company” is hereby amended as follows:

The list immediately below the paragraph beginning with the heading “Incorporation by Reference,” is amended and restated in its entirety as follows:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 (the “2015 Annual Report”);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2015;

•	our Definitive Proxy Statement on Schedule 14A filed on July 28, 2015, as amended, but only to the extent that such information was incorporated by reference into the 2015 Annual Report;

•	our Current Reports on Form 8-K filed on June 18, 2015, June 19, 2015, July 16, 2015, August 5, 2015, September 1, 2015 (excluding Items 2.02 and 7.01), and September 4, 2015; and

•	the description of H&R Block’s common stock, which is contained in its registration statement on Form 8-C dated August 6, 1969, the description of its common stock contained in the prospectus which is a part of its registration statement on Form S-14 (File No. 2-66751) effective April 7, 1980, and including any further amendment or report filed for the purpose of updating such description.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H&R BLOCK, INC.

By:	/s/ Scott W. Andreasen
Name:	Scott W. Andreasen
Title:	Vice President and Secretary

Date: September 4, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 2, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by H&R Block, Inc. on September 1, 2015, filed as Exhibit 99.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(a)(5)(B)	Press Release issued by H&R Block, Inc. on September 2, 2015.*

(a)(5)(C)	H&R Block First Quarter 2016 Earnings Conference Call Transcript Excerpts, dated September 1, 2015.*

(b)	None.

(d)(1)	2013 Long Term Incentive Plan, as amended and restated on March 6, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(2)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on March 6, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(3)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on March 6, 2013, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(4)	Form of 2013 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on June 19, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(5)	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on June 19, 2013, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(6)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on June 19, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(7)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, as approved on June 19, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 21, 2013, file number 1-06089, is incorporated herein by reference.

(d)(8)

Form of 2013 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on September 12, 2013, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(9)	Alternate Form of Market Stock Units Award Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(10)	Alternate Form of Performance Share Units Award Agreement, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(11)	Alternate Form of Restricted Share Units Award Agreement, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed July 1, 2014, file number 1-06089, is incorporated herein by reference.

(d)(12)	The Company’s 2003 Long-Term Executive Compensation Plan, as amended September 30, 2010, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2010, file number 1-06089, is incorporated herein by reference.

(d)(13)	First Amendment to the Company’s 2003 Long-Term Executive Compensation Plan, effective May 10, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, is incorporated herein by reference.

(d)(14)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Shares, filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(15)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(16)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Shares, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(17)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Market Stock Units as approved on June 20, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(18)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Performance Share Units as approved on June 20, 2012, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(19)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options as approved on June 20, 2012, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(20)	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Restricted Share Units as approved on June 20, 2012, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.

(d)(21)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference.

(d)(22)

Letter Agreement between the Company, H&R Block Management, LLC and William C. Cobb, effective January 3, 2013, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(23)	Letter Agreement, dated as of July 15, 2014, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed July 17, 2014, file number 1-06089, is incorporated herein by reference.

(d)(24)	Agreement between H&R Block Management, LLC, H&R Block, Inc. and William C. Cobb as of January 3, 2013 in connection with certain corrective actions relating to the June 30, 2011 Option Award, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(25)	H&R Block, Inc. 2013 Long Term Incentive Plan Non-Qualified Stock Option Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(26)	H&R Block, Inc. 2013 Long Term Incentive Plan Restricted Share Units Award Agreement between H&R Block, Inc. and William C. Cobb dated January 4, 2013, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed January 4, 2013, file number 1-06089, is incorporated herein by reference.

(d)(27)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Restricted Shares as of May 2, 2011, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(28)	Grant Agreement between H&R Block, Inc. and William C. Cobb in connection with award of Stock Options as of May 2, 2011, filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended July 31, 2011, file number 1-06089, is incorporated herein by reference.

(d)(29)	H&R Block Deferred Compensation Plan for Executives, as amended and restated on November 9, 2012, filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2012, file number 1-06089, is incorporated herein by reference.

(d)(30)	The H&R Block Executive Performance Plan, as amended July 27, 2010, filed as Exhibit 10.6 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2011, file number 1-06089, is incorporated herein by reference.

(d)(31)	The Amended and Restated H&R Block Executive Performance Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K, filed September 12, 2014, file number 1-06089, is incorporated herein by reference.

(d)(32)	The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended and restated effective November 7, 2013, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.

(d)(33)	The H&R Block, Inc. Executive Survivor Plan (as Amended and Restated January 1, 2001) filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2000, file number 1-06089, is incorporated herein by reference.

(d)(34)	First Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated) effective as of July 1, 2002, filed as Exhibit 10.9 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2002, file number 1-06089, is incorporated herein by reference.

(d)(35)

Second Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated), effective as of March 12, 2003, filed as Exhibit 10.12 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-06089, is incorporated herein by reference.

(d)(36)	H&R Block Severance Plan, as amended and restated on March 29, 2013, filed as Exhibit 10.29 to the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2013, file number 1-06089, is incorporated herein by reference.

(d)(37)	H&R Block Inc. Executive Severance Plan, as amended and restated effective November 8, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed November 8, 2013, file number 1-06089, is incorporated herein by reference.

(d)(38)	Employment Agreement dated April 27, 2011, between H&R Block Management, LLC and William C. Cobb, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed April 29, 2011, file number 1-06089, is incorporated herein by reference

(d)(39)	Separation and Release Agreement between the Company and C. E. Andrews dated March 6, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed March 6, 2012, file number 1-06089, is incorporated herein by reference.

(d)(40)	Severance and Release Agreement between HRB Tax Group, Inc. and Philip L. Mazzini, effective June 12, 2012, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 18, 2012, file number 1-06089, is incorporated herein by reference.

(d)(41)	Severance and Release Agreement between HRB Tax Group, Inc. and Susan Ehrlich dated August 16, 2013, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2013, file number 1-06089, is incorporated herein by reference.

(d)(42)	Form of Indemnification Agreement with Directors and Officers, filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, and Schedule of Parties to Indemnification Agreement filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, as updated by the Company’s current report on Form 8-K filed May 11, 2012, file number 1-06089, and quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, and current report on Form 8-K filed November 8, 2013, file number 1-06089, are incorporated herein by reference.

(d)(43)	2008 Deferred Stock Unit Plan for Outside Directors, as amended on September 14, 2011, filed as Exhibit 10.27 to the Company’s annual report on Form 10-K for the year ended April 30, 2012, file number 1-06089, is incorporated herein by reference.

(d)(44)	Credit and Guarantee Agreement dated as of August 17, 2012, among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 20, 2012, file number 1-06089, is incorporated herein by reference.

(d)(45)	Letter Agreement, dated as of June 18, 2015, by and among the Company, H&R Block Management, LLC, and William C. Cobb, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(46)	Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(47)	Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(48)

Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Market Stock Units, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(49)	Alternate Form of 2013 Long Term Incentive Plan Award Agreement for Performance Share Units, filed as Exhibit 10.5 to the Company’s current report on Form 8-K filed June 19, 2015, file number 1-06089, is incorporated herein by reference.

(d)(50)	Amended and Restated Purchase and Assumption Agreement, dated August 5, 2015, by and among H&R Block Bank, Block Financial LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed August 5, 2015, file number 1-06089, is incorporated herein by reference.

(d)(51)	Program Management Agreement, by and between Emerald Financial Services, LLC and Bofl Federal Bank, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(52)	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, Bofl Federal Bank, HRB Participant I, LLC and H&R Block, Inc., filed as Exhibit 10.2 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(d)(53)	Guaranty Agreement, by and between H&R Block, Inc. and Bofl Federal Bank, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed September 1, 2015, file number 1-06089, is incorporated herein by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed as exhibits to the initial Schedule TO filed on September 2, 2015.